Exhibit 99.1

Caesarstone Reports First Quarter 2014 Results

•	First Quarter Revenue Up 23.5% to a First Quarter Record of $94.4 million
•	Net Income attributable to Controlling Interest Up 26.2% to $13.3 million
•	EPS of $0.37 and Adjusted EPS of $0.39
•	Raises Full Year Guidance for Sales and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE)--Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its first quarter ended March 31, 2014.

Revenues in the first quarter of 2014 increased by 23.5% to $94.4 million compared to $76.4 million in the same quarter of the prior year. On a constant currency basis, first quarter revenue growth was 27.9% compared to the same period of the prior year.  Growth in revenues was broad-based, but primarily driven by continued increases in the United States, which was up 58.7% to $37.6 million compared to $23.7 million in the same period in the prior year.

Yosef Shiran, Chief Executive Officer, commented, “We are excited to see continued strong momentum and support for the Caesarstone brand, particularly in the United States where our growth remains robust.  We are pleased to have successfully increased our manufacturing throughput and built our inventories to support continued growth.  This improved product position combined with healthy, ongoing levels of demand give us confidence in our business."

Gross margin in the first quarter was 41.5% compared to 44.8% in the same period in the prior year.  This year-over-year decline was driven primarily by the effects of foreign exchange rate fluctuations and, to a lesser extent, raw material price increases.

Operating expenses in the first quarter were $21.9 million, or 23.2% of revenues. This compares to the prior year's first quarter level of $21.1 million, or 27.7% of revenues.  The improvement compared to the prior year was primarily due to leverage associated with the revenue growth.

Operating income in the first quarter was up 32.1% to $17.3 million, a margin of 18.3%, compared to $13.1 million, a margin of 17.1%, in the first quarter of 2013.

Adjusted EBITDA, which excludes share-based compensation and the excess cost of acquired inventory, increased by 25.4% to $22.1 million in the first quarter, a margin of 23.4%. This compares to adjusted EBITDA of $17.6 million, a margin of 23.1% in the first quarter of the prior year.

Finance expenses in the first quarter were $1.6 million compared to $0.2 million during the same period in the prior year.  The increase was predominantly due to the impact of foreign exchange rate fluctuations.

The Company reported net income attributable to controlling interest for the first quarter of 2014 of $13.3 million compared to $10.5 million in the same quarter in the prior year.  Diluted net income per share for the first quarter was $0.37 on 35.4 million shares compared to $0.30 per diluted share on 35.0 million shares in the prior year's first quarter.  On an adjusted basis, net income per share in the first quarter was $0.39 compared to $0.32 in the prior year.

The Company's balance sheet as of March 31, 2014 remained solid with cash, cash equivalents and short-term bank deposits of $90.8 million.

The Company also provided an update with respect to its planned capacity expansion projects.  The Company continues to benefit from expanded production in its Bar Lev facility and remains on schedule for its Richmond Hill, Georgia manufacturing plant to be operational in the second quarter of 2015. Based upon current and expected strong demand, the Company has decided to accelerate the implementation of a second line in the Richmond Hill facility.  This line, now anticipated to become operational in the fourth quarter of 2015, will require an acceleration of planned capital expenditures.

Guidance Increase

Following a strong first quarter and to reflect current and expected ongoing, healthy demand and an improvement in both inventory and manufacturing throughput, the Company today increased its revenue guidance for the full year of 2014 to a new range of $420 to $430 million as compared to its prior range of $410 million to $420 million.

Additionally, the Company increased its expected range of adjusted EBITDA for the full year to $108 million to $113 million as compared to its prior expected range of $104 million to $109 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, May 8, 2014, at 8:30 a.m. ET to discuss the results of the first quarter ended March 31, 2014, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-455-2263 or +1-719-325-2491 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 2663893.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 2663893. The replay will be available beginning at 11:30 a.m. ET on May 8, 2014 and will last through 11:59 PM ET May 22, 2014.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2014	December 31, 2013
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,786	$22,248
Short-term bank deposits	60,000	70,000
Trade receivables	53,695	52,304
Other accounts receivable and prepaid expenses	23,719	22,853
Inventories	69,066	57,867

Total current assets	237,266	225,272

LONG-TERM ASSETS:
Severance pay fund	4,064	3,973
Long-term deposits and prepayments	3,189	1,603

Total long-term assets	7,253	5,576

PROPERTY, PLANT AND EQUIPMENT, NET	101,033	93,634

OTHER ASSETS	12,503	13,372

GOODWILL	40,308	39,702

Total assets	$398,363	$377,556

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,185	$5,454
Trade payables	56,628	50,624
Account payables and current maturities to related parties,
including financing leaseback	2,259	2,602
Accrued expenses and other liabilities	21,841	20,890

Total current liabilities	85,913	79,570

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	12,169	12,342
Accrued severance pay	4,612	4,472
Other long-term liabilities	1,897	1,704
Deferred tax liabilities, net	5,894	6,245

Total long-term liabilities	24,572	24,763

REDEEMABLE NON-CONTROLLING INTEREST	7,548	7,624

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares	365	364
Additional paid-in capital	139,221	138,757
Accumulated other comprehensive income	4,676	3,680
Retained earnings	136,068	122,798

Total equity	280,330	265,599

Total liabilities and equity	$398,363	$377,556

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income (Unaudited)
	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2014	2013

Revenues	$94,414	$76,444
Cost of revenues	55,227	42,227

Gross profit	39,187	34,217

Operating expenses:
Research and development, net	603	473
Marketing and selling	13,719	12,474
General and administrative	7,598	8,199

Total operating expenses	21,920	21,146

Operating income	17,267	13,071
Finance expenses, net	1,565	189

Income before taxes on income	15,702	12,882
Taxes on income	2,229	2,172

Net income	13,473	10,710

Net income attributable to non-controlling interest	(203)	(192)
Net income attributable to controlling interest	$13,270	$10,518
Basic net income per ordinary share	$0.38	$0.30
Diluted net income per ordinary share	$0.37	$0.30
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,808,850	34,593,529
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,394,963	34,983,519

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of cash flows (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2014	2013

Cash flows from operating activities:

Net income	$13,473	$10,710
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,245	3,613
Share-based compensation expense	618	889
Accrued severance pay, net	49	67
Changes in deferred tax, net	(1,305)	(41)
Capital gains	-	(14)
Foreign currency translation gains	-	(27)
Increase in trade receivables	(1,391)	(1,964)
Decrease (increase) in other accounts receivable and prepaid expenses	88	(4,392)
Increase in inventories	(11,199)	(3,682)
Increase in trade payables	1,716	647
Increase in warranty provision	26	55
Increase in accrued expenses and other liabilities including related parties	569	249

Net cash provided by operating activities	6,889	6,110

Cash flows from investing activities:

Investment in short-term deposits	10,000	(15,000)
Purchase of property, plant and equipment	(6,380)	(2,793)
Increase in long term deposits and prepayments	(1,586)	-

Net cash provided by (used in) investing activities	2,034	(17,793)

Cash flows from financing activities:

Repayment of long-term loans	-	(2,684)
Short-term bank credit and loans, net	(269)	41
Repayment of a financing leaseback related to Bar-Lev transaction	(295)	(280)

Net cash used in financing activities	(564)	(2,923)

Effect of exchange rate differences on cash and cash equivalents	179	114

Increase (decrease) in cash and cash equivalents	8,538	(14,492)
Cash and cash equivalents at beginning of year	22,248	29,033

Cash and cash equivalents at end of year	$30,786	$14,541

Non - cash investing:
Purchase of fixed assets with credit from suppliers	4,444	1,740

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2014	2013
	(Unaudited)	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$13,473	$10,710
Finance expenses, net	1,565	189
Taxes on income	2,229	2,172
Depreciation and amortization	4,245	3,613
Excess cost of acquired inventory (a)	-	70
Share-based compensation expense (b)	618	889
Adjusted EBITDA	$22,130	$17,643

(a)	Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)	In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company. In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share based rights granted in Februrary 2014.

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2014	2013
	(Unaudited)	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$13,270	$10,518
Excess cost of acquired inventory (a)	-	70
Share-based compensation expense (b)	618	889
Total adjustments before tax	618	959
Less tax on above adjustments (c)	88	162
Total adjustments after tax	530	797

Adjusted net income attributable to controlling interest	$13,800	$11,315
Adjusted diluted EPS	$0.39	$0.32

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor an  Caesarstone Australia Pty Limited's inventory that was  purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)
In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company. In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share based rights granted in Februrary 2014.

(c)	The tax adjustments for the three months ended March 31, 2014 and 2013 were based on the effective tax rate for these periods, respectively.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2014	2013

USA	37,626	23,706
Australia	21,319	19,383
Canada	11,737	10,715
Israel	11,261	10,553
Europe	4,698	5,892
Rest of World	7,773	6,195
	$94,414	$76,444